SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

____________________________________________
CONSOLIDATED NATURAL GAS COMPANY               :          CERTIFICATE
Richmond, Virginia                             :               of
                                               :          NOTIFICATION
CNG INTERNATIONAL CORPORATION                  :             NO. 19
Richmond, Virginia                             :
                                               :          TRANSACTIONS
                                               :         DURING PERIOD
                                               :
                                               :         July 1, 2001
                                               :            through
                                               :       September 30, 2001
                                               :
File No. 70-8759                               :
                                               :
(Public Utility Holding Company Act of 1935)   :
____________________________________________   :

TO THE SECURITIES AND EXCHANGE COMMISSION:

AUTHORIZATIONS

     By order dated May 30, 1996 (HCAR No. 26523), File No. 70-8759, ("May Order") the Securities and Exchange Commission ("SEC") authorized through March 31, 2001 (i) financing by Consolidated Natural Gas Company ("CNG") of its wholly-owned subsidiary, CNG International Corporation, ("CNGI"), (ii) CNGI to directly acquire, or through intermediate subsidiaries indirectly acquire, securities or interests in exempt wholesale generators ("EWGs") outside the United States and foreign utility companies ("FUCOs"), as respectively defined in the Public Utility Holding Company Act of 1935 ("the Act"), and (iii) CNG, CNGI and intermediate subsidiaries to enter into guarantee arrangements, obtain letters of credit, and otherwise provide credit support for the obligations of intermediate subsidiaries and EWGs and FUCOs in which CNGI has a direct or indirect interest, in amounts in the aggregate not to exceed $300 million(1).
____________
(1)  All dollar amounts are in U.S. dollars unless otherwise indicated.


                                       1


     The May Order reserved jurisdiction, pending completion of the record, over (i) investments by CNG and CNGI, of up to $300 million in entities that would engage in a variety of consulting and support services to nonassociates, as well as certain other energy-related businesses in foreign countries, (ii) the provision of credit support by CNG, CNGI and its subsidiaries, aggregating, together with EWG/FUCO credit support, of up to $300 million with nonassociates in connection with consulting, support and energy-related businesses in foreign countries, and (iii) the issuance to nonassociates by CNGI and its subsidiaries of securities that are not exempt from prior SEC review under sections 6(a) and 7 of the Act, among other things.

     By order dated November 19, 1996 (HCAR No. 26608), File No. 70-8759, the SEC released jurisdiction over proposed investments of up to $75 million in three pipeline projects in Australia ("Australian Pipeline Projects"). By order dated February 12, 1998 (HCAR No. 26824), the SEC released jurisdiction over a proposed investment by CNGI of up to $165 million to acquire a one-third interest in the Alinta pipeline being privatized by the government of Western Australia. The Alinta Pipeline is referred to further herein as the DBNGP.

     This Certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized by the aforesaid orders, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application-Declaration and such orders.


                                       2



MERGER OF CNG

      On January 28, 2000, CNG ("Old CNG") was merged into a newly formed, wholly-owned subsidiary ("New CNG") of Dominion Resources, Inc ("DRI"). New CNG, located in Richmond, Virginia, was the surviving corporation and changed its name to "Consolidated Natural Gas Company." The authorization expiration of the May Order was extended to January 28, 2003 pursuant to the Commission order, dated December 15, 1999, approving the merger (HCAR No. 27112). The expiration date of the May order was further extended to December 31, 2004 by Commission order dated May 24, 2001 (HCAR No. 27406) enhancing DRI's original financing authorizations.

     After the merger, CNG decided to sell the foreign businesses of CNGI in furtherance of DRI's strategy to focus on the energy business in the northeastern quadrant of the United States. As previously reported, CNGI sold its interests in certain South American utility companies during the year 2000 in furtherance of this strategy.


EWGS AND FUCOS

     The Latin America Energy and Electricity Fund I, L.P.
     ______________________________________________________

     CNGI has invested approximately $10,000,000 in The Latin America Energy and Electricity Fund I, L.P. ("Fund"). The Fund has to date invested in three FUCOs: Empresa Distribuidora de Entre Rios, S.A. in Argentina, Luz del


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Sur in Peru, and Companhia Forca e Luz Cataguazes-Leopoldina in Brazil.  The
Fund invested in a foreign pipeline in 1998.

     CNG Kauai, Inc.
     _______________

     CNGI owns the sole outstanding share of CNG Kauai, Inc. ("Kauai"), which holds a one percent general partnership interest and a 98% limited partnership interest in Kauai Power Partners, L.P. ("KPP"). CNGI also owns a one percent limited partnership interest in KPP. Kauai and KPP are exempt wholesale generators under Section 32 of the Act. KPP is involved in the greenfield development of a 26 megawatt advanced steam injected combustion turbine power plant on the island of Kauai, Hawaii. CNGI's and Kauai's investment in KPP at September 30, 2001 totaled $13,172,000.


OTHER FOREIGN INVESTMENTS

     Australian Pipeline Projects
     ____________________________

     As of September 30, 2001, CNGI owns, through intermediate subsidiaries, a one-third interest in Epic Energy Pty. Ltd. ("Epic"), an Australian corporation. On December 19, 1996, Epic had purchased the Australian Pipeline Projects' assets, which it has since operated, maintained and managed. As of September 30, 2001, CNGI has $38,741,000 invested in the Australian Pipeline Projects.


                                      4


     The Australian Pipeline Projects' assets include three major long-distance natural gas pipeline systems accessing gas supplies in Australia's Cooper Basin: (i) a 488 mile pipeline from Moomba (the central supply point of the Cooper Basin) south to the city of Adelaide; (ii) a 44 mile pipeline from Katnook to markets in South Australia; and (iii) a recently completed, 470 mile pipeline from the Cooper/Eromonga Basin in Southwest Queensland to the city of Wallumbilla, interconnecting with existing pipelines serving the Brisbane and Gladstone markets.

     Dampier-to-Bunbury Pipeline
     ___________________________

     As of September 30, 2001, CNGI owns a 33.3% equity interest, through intermediate subsidiaries including the Epic Energy Australian Trust ("Epic Trust"), in the DBNGP. DBNGP is a 925 mile natural gas pipeline running from Dampier to Bunbury in Western Australia. It transports natural gas from offshore and onshore fields in the northwest of Western Australia, which holds Australia's largest reserves of natural gas, southward to more populated centers along the coast of Western Australia. Epic now operates the DBNGP. As of September 30, 2001, CNGI has $159,857,000 invested in the DBNGP.

     In connection with financing their investment in DBNGP, CNGI and a subsidiary of El Paso Energy Corporation formed DBNGP Finance Company LLC ("DBNGP Finance"); DBNGP Finance is 50% owned by each of the parent companies. As previously reported, the equity ownership interests in DBNGP held by the parent companies were transferred to DBNGP Finance in 1998.


                                      5


     As previously reported in detail, a reorganization ("Reorganization") was undertaken in June 2000 for the purpose of combining CNGI's pipeline ownership interests in eastern Australia and in western Australia under DBNGP Finance, with the interests in eastern Australia being placed under the Epic Trust. The main business purpose of this realignment of interests was to eliminate duplication of services, and the simplification of management and future financing. As a result of the Reorganization, DBNGP Finance now owns 77% of the equity interests in CNGI's Australian investments, with CNGI owning the remaining 23% through intermediaries other than DBNGP Finance.

FINANCING

     Combined balance sheet as of, and income statement for the nine months ending, September 30, 2001 for CNGI and its subsidiary are filed separately as part of this report under a claim for confidential treatment pursuant to Rule 104.

     To date, no guarantees have been issued, by or for the account of CNGI or any of its subsidiaries, with respect to any of the investments authorized in this proceeding.

     By order dated July 18, 1997 (HCAR No. 26742) CNGI was authorized to participate in the CNG system money pool ("Money Pool"). During the reporting period CNGI made withdrawals of $8,755,000 from, and made


                                       6


contributions of $3,369,000 to, the Money Pool. CNGI's balance in the Money Pool on September 30, 2001 was a net investment of $124,724,000.


OTHER MATTERS

     The business of CNGI was to participate in selected projects in international markets in transactions either authorized by Commission order in this proceeding or as permitted by statutory exemption. The proceeds of the above described transactions were used by CNGI in such business.




                                  SIGNATURE

     The undersigned companies have duly caused this quarterly Rule 24 Certificate of Notification to be signed on their behalf by their attorney subscribing below duly authorized pursuant to the Public Utility Holding Company Act of 1935.


                                     CONSOLIDATED NATURAL GAS COMPANY
                                     CNG INTERNATIONAL CORPORATION


                                     By  N. F. Chandler
                                         Their Attorney




November 14, 2001